UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)................................... ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)...... ☒

Victor Company of Japan, Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Victor Company of Japan, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Kunihiko Sato
President and Representative Director
Victor Company of Japan, Ltd.
12, Moriya-cho 3-chome, Kanagawa-ku
Yokohama, Kanagawa 221-8528, Japan
Telephone: +81-45-450-1591
(Name, Address (including zip code) and Telephone Number (including area code) of Persons
Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 12, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in Exhibit 1 and Exhibit 2.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated May 12, 2008 attached as Exhibit 1, and the presentation dated May 12, 2008 attached as Exhibit 2.

PART III–CONSENT TO SERVICE OF PROCESS

Victor Company of Japan, Ltd. is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated May 12, 2008.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: ______________________
Name: Kunihiko Sato
Title: President and Representative Director

Dated: May 12, 2008

Exhibit Index

Exhibit	Description
1.	English translation of press release, dated May 12, 2008 and submitted to the Tokyo Stock Exchange, Inc., announcing an agreement between Victor Company of Japan, Ltd. and Kenwood Corporation to establish JVC Kenwood Holdings, Inc., a joint holding company, through a business combination-share transfer transaction.
2.	English translation of presentation entitled "Management Integration through the Establishment of a Joint Holding Company (Share Transfer)", outlining the proposed management integration between Victor Company of Japan, Ltd. and Kenwood Corporation.

Exhibit 1.

Member of the
Financial Accounting
Standards Foundation

May 12, 2008

Company:	Victor Company of Japan, Limited
Representative:	Kunihiko Sato, President and Representative Director (Code: 6792; Tokyo Stock Exchange and Osaka Securities Exchange)
Contact:	Masaaki Takeda, Director, General Manager, Corporate Accounting & Finance Division (TEL: +81-45-450-2837)

Company:	Kenwood Corporation
Representative:	Kazuo Shiohata, President & CEO (Code: 6765; Tokyo Stock Exchange)
Contact:	Takaaki Nose, Senior Manager, Public & Investor Relations Office, Corporate Relations Division (TEL: +81-42-646-6724)

Management Integration of JVC and KENWOOD through the Establishment of a Joint Holding Company (Share Transfer)

Victor Company of Japan, Limited ("JVC") and Kenwood Corporation ("KENWOOD") have announced this day their agreement to establish JVC KENWOOD Holdings, Inc. (the "Joint Holding Company") through a share transfer ("Share Transfer") on October 1, 2008, subject to approval at their respective general shareholders' meetings to be held on June 27, 2008, and have entered into an Integration Agreement following approval of a Share Transfer Plan by their respective board of directors at meetings held on May 12, 2008. The details are described below.

Matsushita Electric Industrial Co., Ltd., JVC's largest shareholder, and SPARX International (Hong Kong), Limited, which manages several investment funds that collectively form KENWOOD's largest shareholder and a major shareholder of JVC, have approved the Share Transfer.

Victor Company of Japan, Limited and Kenwood Corporation are Japanese companies. The offer is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that JVC KENWOOD Holdings, Inc. may purchase shares of JVC and KENWOOD otherwise than under the share transfer, such as in open market or privately negotiated purchases.

---

1. Outline of Management Integration through Share Transfer

(1) Background to Management Integration

In recent years, the consumer electronics industry has witnessed the appearance of new rivals in such countries as South Korea, Taiwan and China, and increasingly fierce battles over market share and heightened price competition in the global market, paralleling progress in digitization, which has precipitated higher capital investment and saddled companies with heavier software development burdens and prompted the development of products based on universal components that make product differentiation increasingly difficult. The entry of competitors from the information technology (IT) industry has also raised the level of competition.

To survive such a fiercely competitive environment and continue to generate and enhance corporate value, JVC and KENWOOD consider the restructuring of Japan's audio-visual (AV) specialty manufacturing industry to be absolutely necessary.

(2) Background to Agreement regarding Management Integration

Given such an environment, JVC and KENWOOD entered into a capital alliance agreement on July 24, 2007, in a spirit of equality, with the ultimate goal being management integration.

Both companies consider this to be the first step toward realignment of the Japanese AV specialty manufacturing industry, and JVC is already implementing structural reforms supported by the August 10, 2007, capital increase through third-party allocation from KENWOOD and several investment funds managed by SPARX International (Hong Kong).

The companies have established J&K Technologies Corp. ("J&K Technologies"), a joint venture in the Car Electronics and Home/Portable Audio ("Home Audio") business, to work on technological development and enhancement of the competitiveness of their products.

Paralleling this, both companies jointly established a committee—the Management Integration Review Committee—to consider and prepare for the management integration. This is seen as the second step toward industry realignment.

Both companies agreed to implement the proposed management integration on October 1, 2008, because (i) it will enable JVC to complete major structural reforms of its display business aimed at stabilizing its management infrastructure, and enable KENWOOD to complete its own structural reforms, which target the car electronics original equipment manufacturing business and will underpin profitability in its consumer electronics business, and (ii) it will generate greater synergy through the integration of management resources and provide a new perspective on growth strategies.

(3) Management Integration Scheme

The management integration will be achieved through the transfer of all shares in the operating companies, JVC and KENWOOD, to the newly established Joint Holding Company.

In connection with the management integration, the Joint Holding Company will promptly apply to be listed on the First Section of the Tokyo Stock Exchange. JVC will be delisted from the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange, and KENWOOD will be delisted from the First Section of the Tokyo Stock Exchange. Shareholders of each company will be granted shares at a certain share transfer ratio in the Joint Holding Company, which is expected to be listed on the First Section of the Tokyo Stock Exchange.

(4) Purpose of Management Integration

The management integration will expand the scope of previous cooperative efforts, which were limited to such aspects of operations as development, production and procurement in common business segments—car electronics and home audio, to other existing business segments and facilitate expansion into new domains in addition to reinforcing such business activities as marketing and sales.

As for common businesses, the companies plan to grow the car electronics business into a strong profit center and increase the profitability of the Home Audio business by expanding the role of J&K Technologies to general procurement and manufacturing and ultimately, position the company as an operating company standing shoulder to shoulder with JVC and KENWOOD.

Through such efforts, both companies will maximize synergy and enhance unified global corporate value while creating new corporate value. Guided by the new integration vision, both companies will strive to establish solid positions as world-leading manufacturers specializing in AV products.

(5) Effects of Management Integration

a) Synergy

A sales synergy of ¥30 billion* and profitability based on such synergy is expected in three years from a combination of higher sales in the car electronics business and sales from new businesses.

Furthermore, with regard to cost synergies, a profit increase of ¥10 billion* is expected in three years from a reduction in development burdens through joint development, a decrease in procurement costs through joint parts procurement, the mutual consignment of production, optimization of production areas and the sharing of distribution networks, a reduction in outsourced manufacturing costs and distribution costs through lower patent fees achieved by mutual utilization of intellectual property.

Cash flow will be improved at each operating company by expanding economies of scale through common businesses and utilizing mutual consignment of production to reduce outsourced manufacturing.

As for balance sheet status, both companies will work to reduce net debt by utilizing the effect of improved cash flow. Both companies will also strive to reduce inventories and accounts receivable by promoting group wide production innovation and marketing reforms.

* Synergy based on a comparison of actual performance for the fiscal year ending March 2008 and performance objectives for the fiscal year ending March 2011

b) Effects on Finance and Accounting

The Share Transfer will be treated as an acquisition under the accounting standard for business combinations, and therefore will be subject to purchase method accounting. From this, negative goodwill is expected to be recorded on the consolidated balance sheet of the Joint Holding Company, and subsequent depreciation will contribute to non-operating profit, thereby increasing such line items as current net income and return on equity.

Furthermore, since the Joint Holding Company will adopt the consolidated tax system currently used by KENWOOD, cash flow and current net income are expected to improve through the tax advantage of netting group companies' taxable income and loss.

2. Basic Policies after Management Integration

(1) Management Policy and Integration Vision of the Joint Holding Company

a) Management Policy

The new group born from the integration of the two companies will complete structural reforms and strive to create new (unconventional) added value.

With the management integration as the starting point of a new growth strategy, the Joint Holding Company will promote synergy maximization and new business development by blending the technologies and resources of both companies. All current businesses will be conducted by the operating companies, JVC and KENWOOD.

b) Integration Vision and Course of Action

Integration Vision: "Realize the unconventional (*Katayaburi wo katachi ni*)"
Course of Action: "Perpetual reform centered on each and every individual"

The above integration vision is expressed in JVC's brand statement "The perfect experience" and KENWOOD's corporate vision "Reaching out to discover, inspire and enhance the enjoyment of life," and the course of action was established for all employees to share and accomplish the integration vision. Based on this integration vision and course of action, both companies hope to develop into a corporate group that creates new (unconventional) added value to give customers an experience like never before.

(2) The Group's New Management Strategies

Four business segments as profit centers fostering a fifth "unconventional" business segment

JVC is an operating company with three key business pursuits: B-to-C entertainment businesses, such as video cameras (camcorders), car electronics, displays, home/portable audio, and AV accessories; B-to-B businesses, such as professional systems; and entertainment businesses, such as music and video content.

KENWOOD is an operating company with two key business pursuits: B-to-C businesses, such as car electronics and home audio; and B-to-B businesses centered on wireless terminals and systems.

The Joint Holding Company will aim to maximize synergy and increase corporate value by reorganizing these businesses into the four new segments identified below.

At the same time, the Joint Holding Company will target new growth by focusing on the development of a new business to be established as a fifth segment.

a) Four New Business Segments as Profit Centers

JVC's current primary profit center comprises video cameras, car electronics and KENWOOD's primary profit center is wireless terminals and systems. The Joint Holding Company will position the following newly organized four business segments as profit centers— accounting for approximately 90% of sales in the plan for the fiscal year ending March 2009—and promote growth strategies for each of them.

1) Car Electronics Business (Combined sales for fiscal year ended March 2008: ¥151.5 billion (Ratio: 18%)) – Aiming to Become a Global Leader in the Consumer Market with Synergy-Driven Growth in Sales and Earnings

This business segment's sales will contribute the largest amount of all the Company's business segments. In the car electronics business, by utilizing management resources and increasing economies of scale, growth strategy will be executed through maximization of synergies of sales and profit.

Particularly, in the consumer car audio business, both companies will aim to enhance their cost competitiveness through joint development and joint procurement of parts, and further reinforce their business competitiveness as a global leader with an expansion of their presence in the market and the joint development of emerging markets. At the same time, taking advantage of co-development, J&K Technologies will aim to expand its presence in the consumer car multimedia business, involving a quick increase of the number of car navigation systems sold per year to a scale of one (1) million. In addition, both companies will strengthen cooperation in the OEM Business, where market growth is expected, and seek to establish a profitable base.

2) Home & Mobile Electronics Business (Combined sales for fiscal year ended March 2008: ¥353.7 billion (Ratio: 43%)) – Aiming for Profitability Growth as a High-Value-Added Comprehensive Entertainment Business

The home & mobile electronics business will combine JVC's display business, in which significant structural reform has been implemented, and JVC's and KENWOOD's Home Audio businesses, in which reforms are in progress, with JVC's profit center, the video camera business, and its profitable AV accessories business, to establish a comprehensive entertainment segment, and aim to grow earnings though the effective use of management resources, the sharing of video/audio technologies, and an increase in economies of scale.

3) Professional Systems Business (Combined sales for fiscal year ended March 2008: ¥114.6 billion (Ratio: 14%)) – Aiming for Further Growth in Sales and Earnings as the Largest Revenue Segment

The professional systems business, combining KENWOOD's profit center, wireless terminals and systems business, with JVC's new growing B to B business, will aim for further growth in sales and earnings as the largest revenue segment by obtaining new customers using the sales network of both companies, expanding business by sharing technologies and services, and improving business competitiveness.

4) Entertainment Business (Combined sales for fiscal year ended March 2008: ¥72.6 billion (Ratio: 9%)) – Aiming for the Enhancement of Content Business

through Investments in New Talents

In the entertainment business, which is one of JVC's key businesses, competitiveness will be improved through the establishment of a fulfillment framework from content development to distribution. At the same time, JVC will aim for further growth in profitability though the discovery of new talent and an expansion of the licensing business in the contents business, and an enhanced alliance in consigned businesses.

b) Development of "Unconventional" Fifth Business Segment

While tightly integrating both companies' video, audio, and wireless communications technology assets, they will work on the development of new technologies appropriate for the digital network age and focus on "unconventional" new business development pursuant to their integration strategy, utilizing both companies' accumulated marketing capabilities and product planning and development capabilities. The Joint Holding Company will also evoke the potential needs of people and aim to create new corporate value by producing novel products and services that will bring about world lifestyle changes establishing a new value chain as an integrated company.

(3) Performance Targets of the Joint Holding Company

The performance targets of the Joint Holding Company for the fiscal year ending March 2011 are as follows:

- Net Sales: ¥830 billion
- Operating income ¥39 billion
- Operating Profit Ratio: 4.7%

Combined net sales and operating income of both companies for the year ended March 2008 were ¥823.7 billion and ¥9.6 billion, respectively. For the year ending March 2011, operating income is expected to quadruple. For reference, both companies' current three-year business results are shown in "4. Outline of Parties Involved in the Share Transfer."

(4) Basic Policies regarding Dividends

a) Fiscal Year Ending March 2009

Each company has formulated its own dividend payout plan: KENWOOD plans to pay an interim dividend of ¥2 per share for the fiscal year ending March 2009—the same amount as the annual dividend for the fiscal year ended March 2008. JVC does not plan to pay an interim dividend for the fiscal year ending March 2009.

The dividend payment for the year ending March 2009 of the Joint Holding Company will be announced soon after completion of the management integration.

b) Fiscal Year Ending March 2010 and After

Seeking stable distribution of profits, the Joint Holding Company will consider the distribution of surpluses from the overall perspective of its profitability and financial condition.

(5) Corporate Governance of the Joint Holding Company

To improve the management transparency and strengthen group-wide governance, the Joint Holding Company will elect three independent directors for a total of seven directors, including the representative director, and three independent statutory auditors for a total of five statutory auditors. Also, the chairman, who will be the chief executive officer, will be in charge of various corporate functions, such as finance and personnel affairs, capital strategies, including mergers and acquisitions, group structural reforms and technology and production strategies, while the president's responsibilities will include group businesses, new business development, joint businesses, including J&K Technologies, and group marketing strategies,.

At the same time, the organization of the Joint Holding Company will be kept simple to facilitate expedited decision-making.

3. Outline of the Share Transfer

(1) Schedule of the Share Transfer*

Record date for general meetings of shareholders	March 31, 2008	(both companies)
Approval of share transfer by the boards of directors	May 12, 2008	(both companies)
Share transfer agreement execution	May 12, 2008	(both companies)
Creation of the Share Transfer Plan	May 12, 2008	(both companies)
Approval of the share transfer at the (ordinary) general meeting of shareholders of JVC	June 27, 2008	
Approval of the share transfer at the (ordinary) general meeting of shareholders of KENWOOD	June 27, 2008	
Delisting from the Osaka Securities Exchange	Late July 2008 (expected)	(JVC)
Delisting from the Tokyo Stock Exchange	September 25, 2008 (expected)	(both companies)
Date of registration of incorporation of the Joint Holding Company (effective date)	October 1, 2008 (expected)	
Listing date of the Joint Holding Company	October 1, 2008 (expected)	
Delivery date of share certificates	Late November 2008 (expected)	

* Subject to customary closing conditions, including regulatory approvals.

(2) Allotment of Shares in the Share Transfer

Company Name	Victor Company of Japan, Limited	Kenwood Corporation
Allotment of shares in the share transfer	2:1	1:1

Note 1: Two (2) shares of stock of the Joint Holding Company will be allotted for each share of stock in JVC, and one (1) share of stock in the Joint Holding Company will be allotted for each share of stock in KENWOOD. Furthermore, the trading unit of the Joint Holding Company's stock shall be 100 shares. (Currently, the trading unit of both companies' stock is 1,000 shares.)

The above share transfer ratio may be changed through consultations between both companies if any material change occurs in the conditions that form the basis of the calculation.

Note 2: Newly issued shares by the Joint Holding Company (to be determined)

Common stock: 1,091,371 thousand shares

The above number of shares is based on both companies' current outstanding shares. Because all treasury stock owned by both companies will be retired, the number of shares issued by the Joint Holding Company is subject to change.

(3) Basis of Calculation of the Share Transfer Ratio

a) Basis of Calculation and Background

To ensure fairness in calculating the share transfer ratio, JVC and KENWOOD have appointed UBS Securities Japan Ltd ("UBS") and GCA Savvian Corporation ("GCA Savvian"), respectively, as financial advisors in connection with the management integration and have asked each of them to calculate respective share transfer ratios.

The board of directors of JVC obtained a written opinion from UBS dated May 12, 2008, that the agreed share transfer ratio is fair to JVC's shareholders from a financial perspective under the following assumptions and other specific conditions (the "UBS Written Opinion").

UBS has taken into account various factors for the management integration to state its opinion from a comprehensive perspective, using the discounted cash flow (DCF) method, the market price method, the comparable company analysis method, the profit contribution analysis method, the past case analysis method and the dilution of shares analysis method.

The main valuation methods and outline of the management integration ratio used in the UBS Written Opinion are as follows:

1) The DCF method: It is assumed that in the event one share of KENWOOD were exchanged for one share of the Joint Holding Company, then one share of JVC would be exchanged for 1.70 to 2.27 shares of the Joint Holding Company.
2) The market price method: It is assumed that if one share of KENWOOD were exchanged for one share of the Joint Holding Company, then one share of JVC would be exchanged for 1.99 to 2.15 shares of the Joint Holding Company.
3) The comparable company analysis method, the profit contribution analysis method, the past case analysis method and the dilution of shares analysis method were used.

Regarding the market price method, setting May 9, 2008 as the appraisal reference date, the share price on the appraisal reference date, the average share prices for the one-week, one-month and three-month periods prior to the appraisal date, and the average share price from the day after April 15, 2008, when JVC and KENWOOD released their revised business forecasts for the year ended March 2008, taking into account scheduled dividend payments to KENWOOD shareholders of record as of the end of March 2008 and the end of September 2008 were used for the calculation.

In submitting the UBS Written Opinion and implementing the underlying analysis, UBS assumes that public information obtained, information provided to UBS by JVC and KENWOOD, and other information investigated and analyzed in formulating the UBS Written Opinion are accurate and complete.
(Regarding the UBS Opinion, please also refer to the note at the end of this press release.)

The board of directors of KENWOOD obtained a written opinion from GCA Savvian dated May 12, 2008, that the agreed share transfer ratio is fair to KENWOOD's shareholders from a financial perspective under the following assumptions and other specific conditions (the "GCA Written Opinion").

GCA Savvian decided to use the market price method and the DCF method as the main analysis methods based on investigation of JVC and KENWOOD's financial information and various factors for the management integration, in addition to an analysis of due diligence. The price-to-book ratio (PBR) method and the fair value of net assets method were also used because they bring a multifaceted perspective to analyses and underpinned a comprehensive view toward drafting the "GCA Written Opinion." Using May 9, 2008, as a reference date, analyses were conducted of the average closing share prices and weighted average trading volume for the 15-business-day-period counting back from such reference date to April 16, 2008, when there was some speculation in the press that JVC would withdraw from the domestic display business, as well as for the one-month, three-month and six-month periods prior to such reference date.

The main valuation method and outline of the management integration ratio used in the GCA Opinion are as follows.

Calculation Method	Exchange Ratio for Share Transfer
Market price method	1.76 - 2.15
DCF method	1.98 – 2.50

(Regarding the GCA Opinion, please also refer to the note at the end of this press release.)

JVC, by reference to the share transfer ratio calculated by UBS, and KENWOOD, by reference to the share transfer ratio calculated by GCA Savvian, comprehensively examined factors such as financial conditions, status of assets, and future prospects of both companies. After careful negotiations and consultations regarding the share transfer ratio, both companies finally agreed and decided on the above share transfer ratio.

b) Relationship with Financial Advisors

Neither UBS nor GCA Savvian are a related party (including consolidated subsidiary) as stipulated in Article 15-4 of JVC and KENWOOD's Regulations on Consolidated Financial Statements or Article 8, Paragraph 17 of the Regulations on Financial Statements (hereinafter collectively means "related party").

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Wholly-owned Subsidiaries
Not applicable.

(5) Concerning Treasury Stock of JVC and KENWOOD, which Become Wholly-owned Subsidiaries
Prior to the date of establishment of the Joint Holding Company, JVC and KENWOOD shall retire all treasury stock they own.

4. Outline of Parties Concerned in the Share Transfer

(1)	Corporate Name	Victor Company of Japan, Limited	Kenwood Corporation
(2)	Principal Business	Research, development, manufacturing, and sales of audio, visual, computer-related consumer and professional equipment, and magnetic tapes and discs, etc.	Manufacturing and sales of products related to car electronics, communications, and home electronics, and other related businesses
(3)	Date of Incorporation	September 13, 1927	December 21, 1946
(4)	Location of Head Office	12, Moriya-cho 3-chome, Kanagawa-ku, Yokohama, Kanagawa	2967-3, Ishikawa-machi, Hachioji-, Tokyo
(5)	Name and Title of Representative	Kunihiko Sato, President and Representative Director	Kazuo Shiohata, President & CEO
(6)	Capital	¥51,615 million	¥11,059 million
(7)	Number of Outstanding Shares	361,923 thousand shares	367,525 thousand shares
(8)	Net Assets	¥114,126 million (as of the end of March 2008)	¥29,925 million (as of the end of March 2008)
(9)	Total Assets	¥315,003 million (as of the end of March 2008)	¥126,088 million (as of the end of March 2008)
(10)	Fiscal Year-End	March 31	March 31
(11)	Number of Employees	4,423 (non-consolidated) (as of the end of March 2008)	1,622 (non-consolidated) (as of the end of March 2008)
(12)	Major Customers	- Matsushita Electric Industrial Co., Ltd. - Yamada Denki Co., Ltd. - Best Buy Co., Inc. - Metro A.G.	- DENSO CORPORATION - Fuji Heavy Industries Ltd. - Best Buy Co., Inc.
(13)	Major Shareholders and Shareholding Ratios	Matsushita Electric Industrial Co., Ltd.: 36.81% Kenwood Corporation: 17.00% HSBC Fund Services SPARX Asset Management Co., Ltd.: 6.57% (As of the end of March 2008)	HSBC Fund Services SPARX Asset Management Co., Ltd.: 10.41% HSBC Fund Services SPARX Asset Management Limited US Client: 7.65% Resona Bank, Ltd.: 3.73% (As of the end of March 2008)
(14)	Main Lenders	- Sumitomo Mitsui Banking Corporation - The Sumitomo Trust & Banking Co., Ltd. - The Bank of Tokyo-Mitsubishi UFJ, Ltd. - Mizuho Corporate Bank, Ltd. - Bank of Yokohama, Ltd.	- Resona Bank, Ltd. - Mitsubishi UFJ Trust and Banking Corporation - The Chuo Mitsui Trust and Banking Company, Limited - Sumitomo Mitsui Banking Corporation - The Hachijuni Bank, Ltd. - The Sumitomo Trust and Banking Co., Ltd.

(15)	Relationship between the Parties	Capital Relationship	JVC implemented a third-party allotment of new shares to KENWOOD on August 10, 2007, and KENWOOD holds 61,539,000 shares of JVC's stock (17.0% of outstanding shares).
		Personnel Relationship	JVC has accepted KENWOOD's Chairman, Haruo Kawahara as a part-time advisor to the parties' joint Structural Reform Committee.
		Business Relationship	Not applicable.
		Related Party or Not	KENWOOD is a major shareholder of JVC, thus becoming a related party.

(Millions of yen)

(16) Business Performance for the Most Recent Three Fiscal Years

	JVC (Consolidated)			KENWOOD (Consolidated)		
Fiscal Year (ended March 31)	FY2005 (Actual)	FY2006 (Actual)	FY2007 (Actual)	FY2005 (Actual)	FY2006 (Actual)	FY2007 (Actual)
Net Sales	806,899	742,685	658,449	183,616	169,194	165,262
Operating Profit	(6,890)	(5,656)	3,262	8,686	5,617	6,259
Ordinary Income	(15,038)	(11,695)	(7,951)	4,886	2,339	3,876
Net Income	(30,607)	(30,607)	(47,521)	6,104	1,586	3,181
Net Income per Share (yen)	(120.50)	(31.07)	(147.09)	17.16	4.32	8.67
Dividend per Share (yen)	-	-	-	2.00	2.00	2.00
Net Assets per Share (yen)	536.61	536.61	309.03	101.97	106.46	81.57

5. Status of the Newly-Established Company through Share Transfer

(1)	Corporate Name	JVC KENWOOD Holdings, Inc.
(2)	Principal Business	Controlling and managing the business activities by owning shares and interest in the companies which run car electronics business, home & mobile electronics business, operational system business and entertainment business.
(3)	Location of Head Office	12, Moriya-cho 3-chome, Kanagawa-ku, Yokohama-shi, Kanagawa
(4)	Assumption of Office of Representatives and Officers	Chairman (Representative Director of the Board) (CEO) Haruo Kawahara, Currently Chairman (Representative Director of the Board) of Kenwood Corporation President (Representative Director of the Board) Kunihiko Sato, Currently President and Representative Director of Victor Company of Japan, Limited. Executive Vice President Hiroshi Odaka, Currently Representative Director and President of Daiichi Kasei Co., Ltd. Director Motoyoshi Adachi, Currently Associate Director of Victor Company of Japan, Limited. Director (External Director) Koji Kashiwaya, Former Vice President of the World Bank Director (External Director) Makoto Matsuo, Currently Outside Auditor of Victor Company of Japan, Limited. Director (External Director) Jiro Iwasaki, Currently Director and Executive Vice President of TDK Corporation Statutory Auditor Shigeharu Tsuchitani, Currently Corporate Auditor of Victor Company of Japan, Limited. Statutory Auditor Hideaki Kato, Currently Standing Statutory Auditor of Kenwood Corporation Statutory Auditor (External Auditor) Noriyuki Shouyama (*), Currently Outside Auditor of Victor Company of Japan, Limited. Statutory Auditor (External Auditor) Akihiko Washida (*), Currently External Auditor of Kenwood Corporation Statutory Auditor (External Auditor) Norimichi Saito (*), Currently Advisor of Corporate Legal Affairs Division of Matsushita Electric Industrial Co., Ltd. (*) "External Auditor", as stipulated in Article 2, Item 16 of the Company Law.
(5)	Capital	¥10 billion
(6)	Net Assets	To be determined
(7)	Total Assets	To be determined
(8)	Fiscal Year	End of March

(9) Outline of Accounting Treatment
The negative goodwill expected to be recorded with the transfer of shares is as described in "1. Outline of Management Integration through Share Transfer."

(10) Future Prospects
Business policies and strategies are as described in "2. Basic Polices after Management Integration."

Forecast of business results for the year ending March 2009 will be promptly announced after completion of the management integration.

(11) Others

The Share Transfer is subject to approval at general meetings of the shareholders of JVC and KENWOOD, the fulfillment of all conditions to the Share Transfer, including all domestic and international regulatory reporting requirements and approvals, and the absence of any material event that may interfere with the Share Transfer.

(Note)

UBS has not independently valuated or assessed the assets or liabilities (including derivatives, hidden assets and liabilities, and other contingent liabilities) of JVC, KENWOOD, and their affiliated companies, and the financial and tax impacts of this matter on JVC.

All of the assumptions in the UBS Written Opinion have been discussed with JVC, but the impact of each assumption is not independently valuated or considered. Each analysis and valuation by UBS is based on many assumptions and essentially involves great uncertainties. At the same time, UBS has conducted a qualitative assessment of the importance and association of each analysis and factor considered, and abstracting a part of such analysis and assessment could lead to misunderstanding of the underlying process. UBS's opinions are only based on current terms and conditions including economic environment, regulatory environment and market environment, and the information obtained by UBS as of the date of the UBS Written Opinion.

The UBS Written Opinion is only submitted to the board of directors of JVC in reference to, or for the purpose of its consideration on this matter, and shall not be used for saving the rights of JVC's shareholders and others or solicitation of voting rights of JVC's shareholders.

GCA Savvian has, upon the submission of the GCA Written Opinion and the implementation of its supporting analysis, assumed that the information provided from the management of JVC and KENWOOD to GCA Savvian and the information released publicly by such management are accurate and integral, and has not conducted any independent verification of their accuracy and integrity. Furthermore, GCA Savvian has not conducted any independent evaluation, appraisal, or assessment of the assets or debts (including contingency liabilities) of KENWOOD or JVC or of their affiliates, including the analysis or evaluation of individual asset or debt. In addition, the information concerning the financial prospects and expected synergy of both companies are reasonably created based on the best possible projection at this point of time by the management of both companies. The GCA Written Opinion is based on the information and economic conditions to the knowledge of GCA Savvian at the point of the submission of the GCA Written Opinion.

The GCA Written Opinion is provided for the information and advice upon the deliberation of the case by KENWOOD's board of directors, and is not intended as approving or promoting the case at the general meeting of shareholders where the shareholders of JVC and KENWOOD are convened in connection with the case.

Forward-looking statements

When included in this press release, the words "will", "should", "expects", "intends", "anticipates", "estimates", and similar expressions, among others, identify forward looking statements. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in this presentation. These forward-looking statements are made only as of the date of this presentation. JVC and KENWOOD expressly disclaim any obligations or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Actual results may vary widely from forecasts due to the following factors: 1) drastic changes in economic conditions and product supply and demand in major markets (Japan, Europe, The Americas, Asia etc.), 2) changes in trade regulations and other regulatory changes in major domestic and international markets, 3) drastic changes in foreign exchange rates (yen-dollar, yen-euro etc.), 4) sharp moves in the capital markets, and 5) changes in social infrastructure caused by drastic changes in technology etc. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

- END -

Exhibit 2.
May 12, 2008

Management Integration through the Establishment of a Joint Holding Company (Share Transfer)

Victor Company of Japan, Limited

Kenwood Corporation

Victor Company of Japan, Limited and Kenwood Corporation are Japanese companies. The offer is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that JVC KENWOOD Holdings, Inc. may purchase shares of JVC and KENWOOD otherwise than under the share transfer, such as in open market or privately negotiated purchases.

1. Outline of the Management Integration

2. Purpose of the Management Integration and Synergy Effects (Integration Effects)

3. Management Policies of the Joint Holding Company

4. Profile of the Joint Holding Company

Note: The share transfer described herein is subject to approval at general meetings of the shareholders of Kenwood Corporation ("KENWOOD") and Victor Company of Japan, Limited ("JVC"), the fulfillment of all conditions to the share transfer, including all domestic and international regulatory reporting requirements and approvals, and the absence of any material event that may interfere with the share transfer.

1. Outline of the Management Integration

Background of the Management Integration JVC (End of FY '08)

Because of the trend toward a switchover to digital and multimedia, the focus is on profitability in the consumer electronic business that makes up 70% of sales (turnaround in FY '08 through structural reforms)

* Established	September 13, 1927
* Paid-in capital	¥51.6 billion
* Number of employees	Non-consolidated:4,423 Consolidated: 19,044

Net Sales and Earnings Trends



Net sales
(billion yen)
Operating profit
(billion yen)
1,200
1,000
800
600
400
200
0
30
20
10
0
(10)
(20)
Operating profit from
consumer electronics
Structural reform
Switchover to digital and multimedia
Structural reform
Electronic device
Industrial equipment
Entertainment
Consumer electronics
Operating profit for
Company overall
FY '01
FY '02
FY '03
FY '04
FY '05
FY '06
FY '07
FY '08

Sales by Business Segment (FY '08)



Electronic devices 6%
Industrial Equipment 10%
Entertainment
11%
Consumer
Equipment
71%

Sales by Geographic Segment (FY '08)



Asia
15%
Japan
34%
Europe
28%
America
23%

Background of the Management Integration KENWOOD (End of FY '08)

Because of trend toward a switchover to digital and multimedia, focus is on profitability in the consumer electronics business (car electronics and home electronics) that makes up 60% of sales

* Established	December 21, 1946
* Paid-in capital	¥11.1 billion
* Number of employees	Non-consolidated: 1,622 Consolidated: 4,691

Net Sales and Earnings Trends



Net sales (billion yen)
400
350
300
250
200
150
100
50
0
Operating profit (billion yen)
(15)
(10)
(5)
0
(5)
(10)
CE operating profit
HE operating profit
Operating profit for Company overall
(COM operating profit)
Switchover to digital and multimedia
COM
HE
CE
FY '01
FY '02
FY '03
FY '04
FY '05
FY '06
FY '07
FY '08

CE···Car Electronics COM···Communications HE···Home Electronics

Sales by Business Segment (FY '08)



COM 38%
CE 54%
HE 6%

Sales by Geographic Segment (FY '08)



Asia and others 13%
Japan 35%
Europe 22%
America 30%

Background to Management Integration

Background of Restructuring of Japan's AV Specialty Manufacturing Industry

Consumer electronics industry

Because of the advance of digitization and intensifying market share and price competition in the global market

* Growing capital investment and software development burdens

>> Large, well-financed corporations will have an advantage

* Universal components enable quick commercialization of AV equipment, promoting manufacturing specialization

>> The ease of entry into the industry has led to difficulty in product differentiation

The rise of manufacturers in Korea, Taiwan and China has led to lower prices

Audio-visual industry

As a result of the entry of competitors from other industries, such as the IT industry, competition has intensified

Survival of Japan specialty AV manufacturing industry through management integration

Management Integration Plan

First step 1 (Aug 2007)

Start of structural reforms at JVC
Start of consideration and preparation for management integration
Capital alliance (financing from KENWOOD to JVC)

First step 2 (Oct 2007 to May 2008)

Establishment of J&K Technologies, a joint venture for technological development and enhancement of product competitiveness ⇒ Agreement and announcement of management integration (May 12, 2008)

Second step (Jun 2008 to Oct 2008)

Approval at general meetings of shareholders
Establishment of a Joint Holding Company and Share Transfer (expected on October 1, 2008)

Process of the Management Integration
First Step 1 - Structural Reforms at JVC

Structural reforms at JVC (Action plan 2007)

>> Turnaround in operation for FY '08

* Reform of employment system
  (Early retirement/elective retirement: 1,399 employees as of Oct '07)
* Business structure reform (Apr '07 to Sep '08)

VTR parts, deflection yokes, circuits, motors, software media, etc.	▶ Business assignment, termination, withdrawal or company split
Display (LCD TVs), etc.	▶ Business reform into a profit-making business

Financing by KENWOOD and corporate assistance

* ¥35.0 billion in financing, together with SPARX Group
* Provide advice and support on restructuring and structural reforms based on KENWOOD's own experience

Process of the Management Integration
First Step 1 - Structural Reforms at JVC

After FY '08 2Q: Aim for operating profitability

After FY '08 3Q: Achieve positive results from a series of structural reform efforts

After FY '09: Achieve increase and stability of operating profits

JVC's Quarterly Earnings Trends


Net sales (billion yen)
300
250
200
150
100
50
0
FY '07
FY '08
FY '09 plan
Net sales
Quarterly operating profit
(5.7)
Full year operating profit
3.3
8.0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
Operating profit (billion yen)
10
5
0
(5)
(10)

JVC
The Perfect Experience

KENWOOD
Listen to the Future

Management Integration Process
First Step 2 - Alliance in Common Business Areas

Alliance in the car electronics and home/portable audio businesses

Establishment of J&K Technologies Corp. (October 1, 2007)

>> Joint development (130 employees), alliance in manufacturing and procurement, joint development of IT infrastructure, mutual utilization of both companies' intellectual property rights

Joint development areas

* Car navigation systems, engines
* Car multimedia, digital terrestrial TV tuners, etc.
* Car audio and home audio
* Devices (CD/DVD drives, BD drives, etc.)

Alliance in manufacturing and procurement

* Manufacture of certain car audio products of KENWOOD at JVC's factory in Indonesia
* Manufacture of certain car audio and multimedia products of JVC at KENWOOD's factory in Malaysia (tentative)

Management Integration Process
Second Step – Management Integration

Management integration plan: <u>Based on structural reform in both companies</u>

* Upon its establishment, the Joint Holding Company will own a 100% stake of the shares of JVC and KENWOOD through the Share Transfer
  (The Joint Holding Company will issue listed shares in exchange for shares of JVC and KENWOOD at the recommended share transfer ratios)
* J&K Technologies' operations will be expanded to general procurement and manufacturing and will be positioned as an operating company standing shoulder to shoulder with JVC and KENWOOD

Joint holding company (Expected to be listed on the first section of Tokyo Stock Exchange)


JVC KENWOOD Holdings, Inc.
Issuance of listed shares
100%
Issuance of listed shares
100%
To be positioned as a comparably sized operating company
JVC
J&K Technologies
KENWOOD
(Delisting)
(Delisting)

Joint venture company for technological development
**(Car electronics
Home/portable audio)**

JVC The Perfect Experience

KENWOOD Listen to the Future

2. Purpose of Management Integration and Synergy Effects (Integration Effects)

Purpose of the Management Integration

1. Expansion of Alliance

Prior to integration;
Limited to certain R&D, manufacturing and procurement activities in common business areas (Car Electronics and Home Video)
Following integration;
Expansion to other business areas (new and existing businesses) and other areas (marketing and sales)

2. Expansion of corporate role of J&K Technologies to procurement and manufacturing

* To establish the car electronics business as a strong profit center
* To establish the home audio equipment business as a profitable business

By optimizing synergy effects, we aim to strengthen our competitiveness and profitability. We will strive to become a world-leading manufacturer specializing in AV products, while enhancing and creating corporate value

Purpose of Management Integration
To become a leading manufacturer in the global car audio business

To establish the car electronics business as a strong profit center

Consumer car audio equipment production goal: 10 million units

Consumer car navigation systems production goal: 1 million units


(millions)
Consumer Car Audio Equipment (CD receiver) Shipments
15
10
5
0
Bolstering the company's presence as a leading manufacturer in the global market
Effects of management integration
JVC + KENWOOD (FY '08)
JVC + KENWOOD (FY '11 target)


(thousands)
Consumer Car Navigation Systems Shipments
1,200
1,000
800
600
400
200
0
Aiming for an upgrade of the product lineup powered by joint development of navigation engines
Effects of management integration
JVC + KENWOOD (FY '08)
JVC + KENWOOD (FY '11 target)

Purpose of Management Integration
Expected Advantages for JVC

Transform the car electronics business into JVC's second strongest business behind video cameras (camcorders)


Sales by Business
Segment for FY '08
Electronic device business
Industrial equipment business
Entertainment business
Consumer electronics business
Common business areas
(19%)
Consumer electronics business
(audio, car audio business)
Consumer electronics business
(video camera, display business, etc.)

Purpose of Management Integration
Expected Advantages for KENWOOD

Restoring profitability in the consumer electronics business (CE/HE), which accounts for 60% of sales

Advancement of digitization and conversion to multimedia (incorporation of data, sounds, images and text) in the market

Strengthen multimedia businesses by taking advantage of JVC's media imaging technologies

Sales by Business Segment for FY '08



Car electronics business
Consumer (audio) business
Communications business
Consumer electronics business
>> Common business areas (60%)
Car electronics business
Consumer (multimedia) business
OEM business
Home electronics business

Synergy Effects from Management Integration

Sales synergy of ¥30.0 billion + profit contribution

* Increase of sales in the car electronics business
* Additional sales source from new businesses

Cost synergy of ¥10.0 billion

* Reduction of development costs resulting from joint development efforts
* Reduction of procurement costs resulting from joint procurement efforts
* Reduction of subcontract processing and logistics costs through mutual subcontracting and sharing of infrastructure
* Reduction of patent-related fees through mutual use of intellectual property rights, etc.

Financial/Accounting Benefits from Management Integration

Financial/accounting benefits

* Prospect of an increase in non-operating income from depreciation of negative goodwill
* Optimization of tax benefits through adoption of consolidated tax system

Synergy effects on cash flow and balance sheet

* Improvements in cash flow of each operating company through mutual subcontracting and increased economies of scale in common business areas
* Net debt reduction expected from improved cash flows
* Decrease in inventories and accounts receivable through the enhancement of production innovations and sales reforms

Goal of increasing net income and ROE

3. Management Policies of the Joint Holding Company

Management Policies of the Joint Holding Company

* First chapter of the new corporate growth strategy
  Management integration based on structural reforms

* Creation of new basis for added-value
  Creation of revolutionary products and services through the utilization of both companies' highest-standard technologies and resources

* Joint Holding Company
  >> Maximization of synergy effects from management integration and promotion of new business development

Both operating companies (JVC and KENWOOD)
>> Continuation of current operations

Management Policies of the Joint Holding Company
Integration Vision and Course of Action

Integration vision

"Realize the unconventional
***(Katayaburi wo katachi ni)*"**

Course of action

"Perpetual reform centered on each and every individual"

Based on this integration vision and course of action, both companies hope to develop into a corporate group that creates new (unconventional) added value to give customers an experience like never before.

Management Policies of the Joint Holding Company
Four Business Segments



Sales Composition (FY '08)
Sales composition of the Joint Holding Company
(Expected total of both companies for FY '09)
KENWOOD
Communications
Car Electronics
Home Electronics
JVC
Industrial Equipment
Entertainment
Consumer Equipment
Common business areas
Car Electronics
Home Audio
Professional Systems
Other
Entertainment (9%)
Car Electronics (18%)
Home Audio
Home & Mobile Electronics (43%)
Display
Video Camera (17%)

JVC The Perfect Experience

KENWOOD Listen to the Future

Management Policies of the Joint Holding Company
Four Profit Centers

Combined car electronics business will be largest

Professional systems business expected to be most profitable through growth strategies

Four profit centers will account for approx. 70% of overall combined sales (FY '11 target)

* **Car Electronics**
* **Video Cameras**
* **Professional Systems**
* **Entertainment**



20
5
0
(5)
(10)
(15)
Operating income (billion yen)
0
20
40
60
80
100
120
140
160
180
200
220
Net sales (billion yen)
Video Cameras
Professional Systems
New business (expected)
Entertainment
Car Electronics
Further growth through integration effects
Audio
Display
Structural Reform

JVC The Perfect Experience

KENWOOD Listen to the Future

Management Policies of the Joint Holding Company
Developing the "Unconventional" Fifth Business Segment

Through tight integration of both companies' expertise in image, sound, and wireless technologies, we will aim to create an "unconventional" new business that will become a leader in the digital/network age

We aim to develop new, unconventional products and services that will have a significant impact on society and spur consumers' potential needs in order to form our own value chain and create a new sense of corporate value



Business Strategies

To establish the following four business segments as profit centers

(90% of planned overall company sales for FY '11)

(1) Car electronics business
(2) Home & mobile electronics business
(3) Professional systems business
(4) Entertainment business

Business Strategies
(1) Car Electronics Business

We will strive to become a global leader in the consumer car electronics industry, our largest segment by sales, by achieving significant sales/revenue growth enhanced by synergy effects

- **We aim to become a global leader in commercial sales through a solid presence in the car audio equipment market and by implementing sales growth strategies for the car navigation systems business**
- **We will strive to establish a revenue base in the OEM business**



Sales in the car electronics business
250
(billion yen)
200
150
100
50
0
Synergy effects
An expansion of the car navigation systems business from the management integration
FY '08 (combined)
FY '09 plan (combined)
FY '11 target

Business Strategies
(2) Home & Mobile Electronics Business

We aim for revenue growth by positioning the home & mobile electronics business as a comprehensive, high value-added AV entertainment service

- **Growth strategies for the video camera business**
- **Achieving profitability in the display and home audio businesses through structural reforms**



(billion yen)
500
400
300
200
100
0
Sales in the Home & Mobile Electronics business
Display
Home Audio
Video Camera
Turning into a profit-earning business through structural reforms
Reinforcing the revenue base
FY '08 (combined)
FY '09 plan (combined)
FY '11 target

Business Strategies
(3) Professional Systems Business (B to B)

We aim to further increase sales and revenue by stabilizing the B to B business by identifying it as the largest segment by revenue

* Growth strategy for the communication system business is the promotion of digitization and systemization
* Growth strategy for the professional systems business is an intensive focus on the areas of security, pro audio, creation, and pro display


(billion yen)
200
150
100
50
0
Sales in the professional systems business
Professional Systems
Communications
Growth strategies by focusing on the four areas
Growth strategies by the promotion of digitalization and systemization
FY '08 (combined)
FY '09 plan (combined)
FY '11 target

Business Strategies
(4) Entertainment Business

Strengthening the content business by investing in new talent

* Establishment of a fulfillment framework
* Bolstering group business management and alliance strategies


Content business
Content planning and creation
Marketing packaging/ distribution
[redacted]
Bolstering group business management and alliance strategies
Trustee business
Authoring
Press packaging
Distribution
[redacted]

Management Objectives

Management Objectives

Earnings Target - Quadruple operating profit from FY '08 to FY '11

Target for FY '11

Net sales: ¥830 billion, Operating profit ratio: 4.7%



Net sales (billion yen)
Operating profit (billion yen)
800
600
400
200
0
80
60
40
20
0
(20)
911.9
169.2
742.7
823.7
165.3
658.4
770.0
175.0
595.0
Synergies 30.0
830.0
800.0
Operating profit
0
5.6
(5.7)
0%
6.3
3.3
9.6
1.2%
6.5
8.0
14.5
1.9%
Synergies 10.0
29.0
39.0
Synergies
3.4%
4.7%
Operating profit ratio
FY '07 (combined)
FY '08 (combined)
FY '09 plan (combined)
FY '11 target

JVC The Perfect Experience

KENWOOD Listen to the Future

Management Objectives
Target by Business Segment

Aiming to achieve new growth strategies as global specialty AV manufacturer


Sales by Business Segment
1,000
(billion yen)
800
600
400
200
0
911.9
823.7
770.0
830.0
Other
Entertainment
Home & Mobile Electronics
Professional Systems
Car Electronics
Sales growth
FY '07 (combined)
FY '08 (combined)
FY '09 plan (combined)
FY '11 target

JVC The Perfect Experience

KENWOOD Listen to the Future

Basic Policies regarding Dividends

Prior to the integration (interim dividend for FY '09)

KENWOOD: ¥2

JVC: No dividend

After the integration (FY '09)

To be announced upon the completion of management integration

FY '10 or later

Distribution of surpluses to be considered from the overall perspective of the new company's profitability and financial condition, aiming a stable distribution of profits

4. Profile of the Joint Holding Company

Profile of the Joint Holding Company

Trade Name	JVC KENWOOD Holdings, Inc.
Head Office	3-12, Moriyacho, Kanagawa-ku, Yokohama-shi, Kanagawa (current location of JVC's head office)
General Meeting of Shareholders	June 27, 2008 (JVC and KENWOOD)
Delisting	Tokyo Stock Exchange (JVC and KENWOOD): September 25, 2008 Osaka Securities Exchange (JVC only): Late July 2008
Establishment of Joint Holding Company and Expected Listing Date	October 1, 2008
Share Transfer Ratio	2 shares of the Joint Holding Company for every 1 share of JVC 1 share of the Joint Holding Company for every 1 share of KENWOOD
Stock Exchange for Listing	First Section of Tokyo Stock Exchange (expected)

※Dates are subject to change if warranted due to unforeseen circumstances.

Profile of Joint Holding Company Corporate Governance

Directors

Chairman (Representative Director of the Board) (CEO)	Haruo Kawahara
President (Representative Director of the Board)	Kunihiko Sato
Executive Vice President	Hiroshi Odaka
Director	Motoyoshi Adachi
Director (External Director)	Koji Kashiwaya
Director (External Director)	Makoto Matsuo
Director (External Director)	Jiro Iwasaki

Statutory Auditors

Standing Statutory Auditor	Shigeharu Tsuchitani
Standing Statutory Auditor	Hideaki Kato
Statutory Auditor (External Statutory Auditor)	Noriyuki Shouyama
Statutory Auditor (External Statutory Auditor)	Akihiko Washida
Statutory Auditor (External Statutory Auditor)	Norimichi Saito

* Chairman (Representative Director of the Board): Responsible for finance, personnel affairs, and other corporate functions; capital strategies (including M&A); group structural reforms; technology and production strategies

* President (Representative Director of the Board): Responsible for group businesses; new business development, collaboration businesses (including J&K Technologies); and group marketing strategies

Profile of the Joint Holding Company
Organizational Structure

Organizational system will be kept simple to facilitate expedited decision-making


Board of Directors
Board of Statutory Auditors
Chairman (Representative Director of the Board) (CEO)
President (Representative Director of the Board)
Management Committee

Responsible department for financial affairs and personnel affairs, and other corporate functions, group structural reform, technological and manufacturing strategies

Responsible department for group business, new business development, collaboration business, and group marketing strategies

When included in this presentation, the words “will”, “should”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions, among others, identify forward looking statements. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in this presentation. These forward-looking statements are made only as of the date of this presentation. The Company expressly disclaims any obligations or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Actual results may vary widely from forecasts due to the following factors: 1) drastic changes in economic conditions and product supply and demand in major markets (Japan, Europe, The Americas, Asia etc.), 2) changes in trade regulations and other regulatory changes in major domestic and international markets, 3) drastic changes in foreign exchange rates (yen-dollar, yen-euro etc.), 4) sharp moves in the capital markets, and 5) changes in social infrastructure caused by drastic changes in technology etc. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

All references herein to a “fiscal year” or “FY” are references to the fiscal year ending on March 31 of such year.

END